UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pan American Silver Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

697900108

(CUSIP Number)

Matthew S. Topham, Esq. Preston Gates & Ellis LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7580	Irene Song, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697900108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,320,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,320,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,320,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) OO

*All Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,320,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,320,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,320,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) IN

*All Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

Item 1.	Security and Issuer

This statement relates to the Common Stock, no par value (the “Common Stock”), of Pan American Silver Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada  V6C 2T6.

Item 2.	Identity and Background

(a)  This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)  Cascade is a limited liability company organized under the laws of the State of Washington.  Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit 1, which is attached hereto and incorporated herein by reference.  Exhibit 1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Cascade purchased the Common Stock it owns with its working capital. Cascade did not purchase any Common Stock with borrowed funds.

Item 4.	Purpose of Transaction

Cascade acquired the Common Stock for investment purposes only.  The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer’s Common Stock, the Issuer’s prospects and Cascade’s portfolio.

Except as set forth above, neither of the Reporting Persons nor Cascade’s Business Manager has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons and Cascade’s Business Manager reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer
(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     From December 12, 2005 through December 20, 2005, Cascade sold a total of 1,785,000 shares of Common Stock for cash in open market transactions on the dates and at the prices set forth on Exhibit 2, which is attached hereto and incorporated herein by reference.

(d)     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on December 20, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
1	List of each executive officer, director or person controlling Cascade Investment, L.L.C.

2	Dates and prices of sales of Common Stock from December 12, 2005 through December 20, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005	CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either of us will be filed, on behalf of each of us.

Dated: December 22, 2005	CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

*  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Cascade Investment, L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005-48661, and incorporated by reference herein.

EXHIBIT 1

Following is a list of each executive officer, director or person controlling Cascade setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.  The persons named below are citizens of the United States of America.

Name	Position with Cascade	Principal Employment and Business Address
Michael Larson	Business Manager	Business Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033

William H. Gates III	Member	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052

EXHIBIT 2

From December 12, 2005 through December 20, 2005, Cascade sold a total of 1,785,000 shares of Common Stock on the dates and at the prices set forth below.

Date of Sale	Number of Shares Sold	Price Per Share ($)
12/12/2005	200	19.36
12/12/2005	122	19.35
12/12/2005	1,200	19.33
12/12/2005	8,000	19.32
12/12/2005	4,206	19.26
12/12/2005	4,294	19.25
12/12/2005	430	19.24
12/12/2005	4,400	19.23
12/12/2005	12,661	19.22
12/12/2005	13,756	19.21
12/12/2005	17,878	19.20
12/12/2005	1,700	19.19
12/12/2005	4,800	19.18
12/12/2005	8,018	19.17
12/12/2005	3,100	19.16
12/12/2005	6,147	19.15
12/12/2005	5,835	19.14
12/12/2005	7,700	19.13
12/12/2005	3,800	19.12
12/12/2005	4,684	19.11
12/12/2005	19,514	19.10
12/12/2005	55	19.09
12/12/2005	200	19.08
12/12/2005	550	19.07
12/12/2005	1,500	19.06
12/12/2005	250	19.05
12/12/2005	9,331	19.00
12/12/2005	69	18.98
12/13/2005	1,700	19.16
12/13/2005	1,200	19.15
12/13/2005	3,200	19.14
12/13/2005	1,900	19.13
12/13/2005	100	19.12
12/13/2005	400	19.11
12/13/2005	1,600	19.10
12/13/2005	8,500	19.09
12/13/2005	1,400	19.07
12/13/2005	1,000	19.06
12/13/2005	9,628	19.05
12/13/2005	200	19.04
12/13/2005	3,350	19.03
12/13/2005	4,400	19.02
12/13/2005	1,000	19.01
12/13/2005	20,422	19.00
12/13/2005	1,200	18.99
12/13/2005	1,120	18.98

12/13/2005	4,700	18.97
12/13/2005	4,860	18.96
12/13/2005	11,005	18.95
12/13/2005	16,596	18.94
12/13/2005	19,012	18.93
12/13/2005	13,676	18.92
12/13/2005	11,837	18.91
12/13/2005	42,020	18.90
12/13/2005	7,500	18.89
12/13/2005	112	18.88
12/13/2005	7,835	18.87
12/13/2005	5,250	18.86
12/13/2005	17,831	18.85
12/13/2005	6,467	18.84
12/13/2005	22,752	18.83
12/13/2005	22,759	18.82
12/13/2005	31,328	18.81
12/13/2005	101,340	18.80
12/13/2005	7,713	18.79
12/13/2005	8,500	18.78
12/13/2005	5,139	18.77
12/13/2005	6,093	18.76
12/13/2005	16,759	18.75
12/13/2005	9,710	18.74
12/13/2005	6,502	18.73
12/13/2005	9,009	18.72
12/13/2005	7,872	18.71
12/13/2005	22,221	18.70
12/13/2005	7,100	18.69
12/13/2005	4,882	18.68
12/13/2005	1,744	18.67
12/13/2005	6,705	18.66
12/13/2005	13,151	18.65
12/13/2005	2,500	18.62
12/13/2005	1,600	18.61
12/13/2005	21,700	18.60
12/13/2005	5,000	18.56
12/13/2005	5,100	18.55
12/13/2005	200	18.54
12/13/2005	100	18.53
12/13/2005	800	18.52
12/13/2005	2,075	18.51
12/13/2005	9,225	18.50
12/14/2005	100	18.81
12/14/2005	4,900	18.80
12/14/2005	10,000	18.75
12/14/2005	11,412	18.70
12/14/2005	1,900	18.69
12/14/2005	6,700	18.68
12/14/2005	9,602	18.67
12/14/2005	9,731	18.66

12/14/2005	24,223	18.65
12/14/2005	600	18.64
12/14/2005	5,955	18.62
12/14/2005	5,619	18.61
12/14/2005	24,258	18.60
12/14/2005	10,000	18.58
12/14/2005	400	18.52
12/14/2005	1,316	18.51
12/14/2005	13,284	18.50
12/14/2005	1,500	18.45
12/14/2005	400	18.44
12/14/2005	500	18.43
12/14/2005	1,000	18.42
12/14/2005	1,800	18.41
12/14/2005	8,124	18.40
12/14/2005	19,095	18.39
12/14/2005	13,450	18.38
12/14/2005	4,900	18.37
12/14/2005	4,400	18.36
12/14/2005	19,349	18.35
12/14/2005	500	18.34
12/14/2005	2,982	18.33
12/14/2005	3,700	18.32
12/14/2005	1,600	18.31
12/14/2005	718	18.30
12/14/2005	200	18.29
12/14/2005	100	18.28
12/14/2005	446	18.27
12/14/2005	9,448	18.26
12/14/2005	11,030	18.25
12/14/2005	200	18.24
12/14/2005	3,532	18.23
12/14/2005	3,677	18.22
12/14/2005	3,100	18.21
12/14/2005	1,349	18.20
12/14/2005	550	18.19
12/14/2005	2,285	18.18
12/14/2005	305	18.17
12/14/2005	3,283	18.16
12/14/2005	1,477	18.15
12/15/2005	100	18.56
12/15/2005	200	18.55
12/15/2005	3,997	18.54
12/15/2005	1,200	18.53
12/15/2005	4,000	18.52
12/15/2005	3,703	18.51
12/15/2005	16,502	18.50
12/15/2005	15,900	18.49
12/15/2005	12,006	18.48
12/15/2005	12,800	18.47
12/15/2005	17,034	18.46

12/15/2005	80,196	18.45
12/15/2005	5,775	18.44
12/15/2005	6,052	18.43
12/15/2005	15,748	18.42
12/15/2005	11,202	18.41
12/15/2005	59,305	18.40
12/15/2005	10,300	18.39
12/15/2005	200	18.38
12/15/2005	100	18.37
12/15/2005	1,300	18.36
12/15/2005	6,665	18.35
12/15/2005	4,798	18.34
12/15/2005	4,798	18.33
12/15/2005	4,528	18.32
12/15/2005	8,127	18.31
12/15/2005	21,768	18.30
12/15/2005	2,500	18.29
12/15/2005	13,000	18.28
12/15/2005	10,000	18.27
12/15/2005	11,914	18.26
12/15/2005	13,582	18.25
12/15/2005	11,900	18.24
12/15/2005	14,050	18.23
12/15/2005	5,068	18.22
12/15/2005	9,637	18.21
12/15/2005	16,430	18.20
12/15/2005	16,700	18.19
12/15/2005	13,757	18.18
12/15/2005	18,332	18.17
12/15/2005	2,000	18.16
12/15/2005	7,571	18.15
12/15/2005	2,030	18.14
12/15/2005	3,225	18.13
12/16/2005	12,103	18.50
12/16/2005	1,061	18.48
12/16/2005	2,319	18.47
12/16/2005	300	18.46
12/16/2005	19,217	18.45
12/19/2005	350	18.72
12/19/2005	1,550	18.70
12/19/2005	1,100	18.69
12/19/2005	8,900	18.68
12/19/2005	2,925	18.67
12/19/2005	2,475	18.66
12/19/2005	28,600	18.65
12/19/2005	300	18.37
12/19/2005	843	18.36
12/19/2005	2,957	18.35
12/19/2005	1,200	18.25
12/19/2005	2,800	18.22
12/19/2005	2,700	18.21

12/19/2005	4,700	18.20
12/19/2005	1,600	18.19
12/19/2005	4,000	18.18
12/19/2005	3,400	18.17
12/19/2005	7,000	18.16
12/19/2005	3,500	18.15
12/19/2005	5,800	18.14
12/19/2005	1,000	18.13
12/19/2005	3,950	18.12
12/19/2005	4,760	18.11
12/19/2005	30,698	18.10
12/19/2005	100	18.09
12/19/2005	2,400	18.08
12/19/2005	2,868	18.07
12/19/2005	8,132	18.06
12/19/2005	6,060	18.05
12/19/2005	4,968	18.04
12/19/2005	11,950	18.03
12/19/2005	7,014	18.02
12/19/2005	4,400	18.01
12/20/2005	13,652	17.75
12/20/2005	9,798	17.76
12/20/2005	700	17.77
12/20/2005	2,700	17.78
12/20/2005	2,550	17.79
12/20/2005	600	17.80
12/20/2005	200	17.82
12/20/2005	800	17.83
12/20/2005	1,500	17.84
12/20/2005	100	17.86
12/20/2005	1,078	17.87
12/20/2005	200	17.88
12/20/2005	600	17.89
12/20/2005	1,346	17.90
12/20/2005	925	17.91
12/20/2005	1,000	17.92
12/20/2005	1,280	17.93
12/20/2005	200	17.94
12/20/2005	9,372	18.00
12/20/2005	3,684	18.01
12/20/2005	100	18.02
12/20/2005	1,015	18.03
12/20/2005	3,600	18.05
12/20/2005	200	18.06
12/20/2005	7,021	18.10
12/20/2005	200	18.12
12/20/2005	100	18.13
12/20/2005	8,200	18.15
12/20/2005	1,300	18.16
12/20/2005	500	18.17
12/20/2005	479	18.20